Exhibit 99.(a)(1)(H)

FORM OF REMINDER E-MAIL TO ELIGIBLE EMPLOYEES

Subject:  Exchange Program Reminder

There are XX days left in the XETA Technologies Stock Option Exchange Program.  The Exchange Program is scheduled to expire on Friday, October 16, 2009 at 11:00 p.m. Central Time.  To participate in the Exchange Program, you must submit your Election Form before this deadline.  If this deadline is extended, we will notify you.  Otherwise, only elections that are received by this deadline may be accepted.

You can make, change or withdraw your election anytime prior to the deadline.  However, please note that once the Exchange Program closes, you cannot change your election.

The terms of the Exchange Program and instructions for how to submit your Election Form are contained in the packet of materials previously mailed to you.  You may also access this information on XETA’s intranet site at www.myXETA.com using the unique PIN# assigned to you for this purpose.  If you did not receive this information, please contact Kim Hodge at 918.588.4264 or kim.hodge@xeta.com.

Please carefully read all of the information provided to you in the packet of materials before you decide whether to participate in the Exchange Program.